

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 27, 2009

Mr. Evgeny Ler
Chief Financial Officer
BMB Munai, Inc.
324 South 400 West
Suite 255
Salt Lake City, Utah 84101

> **Re: BMB Munai, Inc.**
> **Form 8-K filed July 8, 2009, amended July 14, 2009**
> **File No. 1-33034**

Dear Mr. Ler:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief